MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2010, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company’s shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Chartered Accountants to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte & Touche LLP and reviews their fees. The Independent Registered Chartered Accountants have access to the Audit Committee without the presence of management.

(signed) "Anthony Marino" Anthony W. Marino President and Chief Executive Officer Baytex Energy Corp.	(signed) "W. Derek Aylesworth" W. Derek Aylesworth, CA Chief Financial Officer Baytex Energy Corp.

March 15, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.:

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. (formerly Baytex Energy Trust) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income and comprehensive income, deficit, and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) "Deloitte & Touche LLP" Independent Registered Chartered Accountants Calgary, Canada
March 15, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the internal control over financial reporting of Baytex Energy Corp. (formerly Baytex Energy Trust) and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010 of the Company and our report dated March 15, 2011 expressed an unqualified opinion on those financial statements.

(signed) "Deloitte & Touche LLP" Independent Registered Chartered Accountants Calgary, Canada
March 15, 2011

CONSOLIDATED BALANCE SHEETS

As at	December 31, 2010	December 31, 2009
(thousands of Canadian dollars)
ASSETS
Current assets
Cash	$–	$10,177
Accounts receivable	151,792	137,154
Crude oil inventory	1,802	1,384
Future income tax asset (note 14)	5,480	1,371
Financial derivative contracts (note 17)	13,921	29,453
	172,995	179,539
Future income tax asset (note 14)	150,190	418
Financial derivative contracts (note 17)	2,622	2,541
Petroleum and natural gas properties (note 5)	1,683,650	1,663,752
Goodwill	37,755	37,755
	$2,047,212	$1,884,005
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$179,269	$180,493
Distributions payable to unitholders	22,742	19,674
Bank loan (note 6)	–	265,088
Convertible debentures (note 8)	–	7,736
Future income tax liability (note 14)	3,756	8,683
Financial derivative contracts (note 17)	20,312	4,650
	226,079	486,324
Bank loan (note 6)	303,773	–
Long-term debt (note 7)	150,000	150,000
Deferred credit (note 14)	109,800	–
Asset retirement obligations (note 9)	52,373	54,593
Future income tax liability (note 14)	167,302	179,673
Financial derivative contracts (note 17)	8,859	1,418
	1,018,186	872,008
SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Shareholders’ capital (note 10)	1,390,034	–
Unitholders’ capital (note 10)	–	1,295,931
Conversion feature of convertible debentures (note 8)	–	374
Contributed surplus (note 11)	20,131	20,371
Accumulated other comprehensive loss (note 12)	(14,607)	(3,899)
Deficit	(366,532)	(300,780)
	1,029,026	1,011,997
	$2,047,212	$1,884,005

Commitments and contingencies (note 18)
Subsequent events (note 20)

See accompanying notes to the consolidated financial statements.

On behalf of the Board

(signed) "Naveen Dargan" Naveen Dargan	(signed) "Gregory K. Melchin" Gregory K. Melchin
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Years Ended December 31	2010	2009
(thousands of Canadian dollars, except per common share and per trust unit amounts)
Revenue
Petroleum and natural gas	$1,005,136	$789,743
Royalties	(162,332)	(130,705)
Gain on financial derivative contracts (note 17)	9,935	26,008
	852,739	685,046
Expenses
Operating	171,740	163,183
Transportation and blending	188,591	159,354
General and administrative	39,774	35,006
Unit-based compensation (note 11)	8,344	6,443
Interest (note 15)	26,670	32,685
Financing charges	1,643	5,496
Foreign exchange gain (note 16)	(9,148)	(22,824)
Depletion, depreciation and accretion	271,042	237,216
	698,656	616,559
Income before income taxes	154,083	68,487
Income tax (recovery) expense (note 14)
Current	8,512	11,370
Future	(32,060)	(30,457)
	(23,548)	(19,087)
Net income	$177,631	$87,574
Other comprehensive loss
Foreign currency translation adjustment (note 12)	(10,708)	(3,899)
Comprehensive income	$166,923	$83,675
Net income per common share or trust unit (note 13)
Basic	$1.59	$0.83
Diluted	$1.54	$0.82
Weighted average common shares or trust units (note 13)
Basic	111,450	104,894
Diluted	115,520	107,246

CONSOLIDATED STATEMENTS OF DEFICIT

Years Ended December 31	2010	2009
(thousands of Canadian dollars)
Deficit, beginning of year	$(300,780)	$(224,314)
Net income	177,631	87,574
Distributions to unitholders	(243,383)	(164,040)
Deficit, end of year	$(366,532)	$(300,780)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31	2010	2009
(thousands of Canadian dollars)
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$177,631	$87,574
Items not affecting cash:
Unit-based compensation (note 11)	8,344	6,443
Unrealized foreign exchange gain (note 16)	(8,999)	(2,623)
Depletion, depreciation and accretion	271,042	237,216
Accretion on debentures and notes (notes 7 and 8)	31	2,908
Unrealized loss on financial derivative contracts (note 17)	38,194	54,810
Future income tax recovery	(32,060)	(30,457)
Realized foreign exchange gain on redemption of long-term debt (notes 7 and 16)	–	(23,685)
	454,183	332,186
Change in non-cash working capital (note 16)	(9,967)	(27,878)
Asset retirement expenditures (note 9)	(2,778)	(1,146)
	441,438	303,162
Financing activities
Payments of distributions	(188,615)	(136,409)
Increase in bank loan	48,045	64,181
Repayment of convertible debentures (note 8)	(341)	–
Redemption of long-term debt (note 7)	–	(196,411)
Proceeds from issuance of long-term debt (note 7)	–	150,000
Issuance of trust units (note 10)	26,021	135,581
Issuance costs (note 10)	–	(6,101)
	(114,890)	10,841
Investing activities
Petroleum and natural gas property expenditures	(236,979)	(157,044)
Acquisition of petroleum and natural gas properties	(24,763)	(133,155)
Corporate acquisition (note 4)	(40,914)	–
Disposition of petroleum and natural gas properties	19,033	78
Acquisition of financing entities (note 14)	(38,000)	–
Additions of corporate assets	(8,457)	(7,050)
Change in non-cash working capital (note 16)	(5,956)	(6,587)
	(336,036)	(303,758)
Impact of foreign exchange on cash balances	(689)	(68)
Change in cash	(10,177)	10,177
Cash, beginning of year	10,177	–
Cash, end of year	$–	$10,177

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(all tabular amounts in thousands of Canadian dollars, except per common share and per trust unit amounts)

1.	BASIS OF PRESENTATION AND CORPORATE CONVERSION

Baytex Energy Corp. (the “Company” or “Baytex”) is a Calgary, Alberta based conventional oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States of America.

At year-end 2010, Baytex Energy Trust (the “Trust”) completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the “Arrangement”). Pursuant to the Arrangement: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for common shares of the Company on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that the Company became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis, and accordingly, the consolidated financial statements reflect the financial position, results of operations, and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

The consolidated financial statements include the accounts of Baytex and subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The significant differences between Canadian and United States GAAP (“U.S. GAAP”), as applicable to these consolidated financial statements and notes, are described in note 21.

2.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Baytex and its wholly owned subsidiaries from the respective dates of acquisition of the subsidiary companies. Inter-company transactions and balances are eliminated upon consolidation. Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method as described under the “Joint Interests” heading.

Measurement Uncertainty

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

In particular, amounts recorded for depreciation and depletion and amounts used for ceiling test calculations are based on estimates of petroleum and natural gas reserves and future costs required to develop those reserves. The Company’s reserves estimates are evaluated annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Goodwill impairment tests involve estimates of Baytex’s fair value of the net identifiable assets and liabilities annually. If the fair value is less than the book value, an impairment would be recorded. Fair value of the Company’s net identifiable assets and liabilities are based on external market value and reserve estimates and the related future cash flows which are subject to measurement uncertainty.

The amounts recorded for asset retirement obligations were estimated based on Baytex’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Cash

Cash includes monies on deposit and short-term investments which have an initial maturity date at acquisition of not more than 90 days.

Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the balance sheet date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Petroleum and Natural Gas Operations

Baytex follows the full cost method of accounting for its petroleum and natural gas operations whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country cost centre basis and charged against income, as set out below. Such costs include land acquisition, drilling of productive and non-productive wells, geological and geophysical, production facilities, carrying costs directly related to unproved properties and corporate expenses directly related to acquisition, exploration and development activities and do not include any costs related to production or general overhead expenses. These costs along with estimated future capital costs that are based on current costs and that are incurred in developing proved reserves are depleted and depreciated on a unit of production basis using estimated proved petroleum and natural gas reserves, with both production and reserves stated before royalties. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs. Unproved properties are evaluated for impairment on an annual basis.

Gains or losses on the disposition of petroleum and natural gas properties are recognized only when crediting the proceeds to costs would result in a change of 20 percent or more in the depletion rate.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (“ceiling test”). The ceiling test is a two-stage process which is performed at least annually. The first stage of the test is a recovery test which compares the estimated undiscounted future cash flow from proved reserves at forecast prices plus the cost less impairment of unproved properties to the net book value of the petroleum and natural gas assets to determine if the assets are impaired. An impairment loss exists when the net book value of the petroleum and natural gas assets exceeds such estimated undiscounted cash flow. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the net book value of the petroleum and natural gas assets exceeds the estimated future discounted cash flow from proved plus probable reserves at forecast prices. Any impairment is recorded as additional depletion and depreciation.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less impairment and is not amortized. The goodwill balance is assessed for impairment annually at year-end or more frequently if events or changes in circumstances indicate that the asset may be impaired. The test for impairment is conducted by the comparison of the net book value to the fair value of Baytex. If the fair value of the Company is less than the net book value, impairment is deemed to have occurred. The extent of the impairment is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their fair values. Any remainder of this allocation is the implied fair value of goodwill. Any excess of the net book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value of the future abandonment and reclamation costs associated with the petroleum and natural gas properties. The present value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The related accretion expense is recognized in the statement of income and comprehensive income. The provision will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the balance sheet.

Joint Interests

A portion of Baytex’s exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Current assets and liabilities denominated in foreign currencies are reflected in the financial statements at the Canadian dollar equivalent at the rate of exchange prevailing at the balance sheet date. Gains and losses are included in earnings.

The foreign operations are considered to be “self-sustaining operations”. As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period. Assets and liabilities are translated at the period-end exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ or unitholders’ equity.

Revenue Recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser at the pipeline delivery point.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, into one of the following five categories: held-for-trading, loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest rate method.

All risk management contracts are recorded in the balance sheet at fair value unless they qualify for the normal sale and normal purchase exemption. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. Baytex has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as held-for-trading and is measured at fair value which equals the carrying value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to unitholders, bank debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

The convertible debentures were classified as other financial liabilities. Upon issuance, the convertible debentures were classified into equity and financial liability components on the balance sheet at their fair value. The financial liability, net of issuance costs, was accreted, which is included within interest expense over the maturity of the debentures using the effective interest rate method.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are expensed immediately.

Financial Derivative Contracts

Baytex formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. Baytex does not use financial derivatives for trading or speculative purposes. These instruments are classified as “held-for-trading” unless designated for hedge accounting. The Company has not designated any of its risk management contracts as accounting hedges. For derivative instruments that do not qualify as hedges or are not designated as hedges, the Company applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizes changes in the fair value of the instrument in the statement of Income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts.

Baytex has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments. This documentation specifically ties the derivative instruments to their use and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. When applicable, the Company identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. When specific financial instruments are executed, Baytex assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in a particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Future Income Taxes

Baytex follows the liability method of accounting for taxes. Under this method, future income taxes are recorded for the effect of any difference between the accounting and tax bases of an asset or liability, using substantively enacted tax rates. Future income tax balances are adjusted for any changes in the tax rate and the adjustment is recognized in income in the period that the rate change occurs.

Unit-based Compensation

Baytex’s Trust Unit Rights Incentive Plan (the “Unit Rights Plan”), which was superseded by the Company’s Common Share Rights Incentive Plan (the “Share Rights Plan”) is described in note 11. The exercise price of the rights granted under the Unit Rights Plan may be reduced in future periods in accordance with the terms of the Unit Rights Plan. The Company uses the binomial- lattice model to calculate the estimated fair value of the outstanding share rights or unit rights.

Compensation expense associated with rights granted under the Unit Rights Plan is recognized in income over the vesting period of the Unit Rights Plan with a corresponding increase in contributed surplus. The exercise of unit rights is recorded as an increase in common shares or trust units with a corresponding reduction in contributed surplus.

Per Common Share and Trust Unit Amounts

Basic net income per common share or trust unit is computed by dividing net income by the weighted average number of share rights or trust units outstanding during the year. Diluted per common share or trust unit amounts reflect the potential dilution that could occur if share rights or unit rights were exercised and convertible debentures were converted. The treasury stock method is used to determine the dilutive effect of share rights or unit rights, whereby any proceeds from the exercise of share rights or unit rights or other dilutive instruments and the amount of compensation expense, if any, attributed to future services and not yet recognized are assumed to be used to purchase common shares or trust units at the average market price during the year.

3.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board (the “AcSB”) ratified a strategic plan to converge Canadian GAAP with IFRS by 2011 for publicly accountable entities. On February 13, 2008, the AcSB confirmed that IFRS would replace Canadian GAAP for public companies beginning January 1, 2011. As a result, Baytex will issue financial statements under IFRS in 2011.

4.	CORPORATE ACQUISITION

On May 26, 2010, Baytex Energy Ltd. (“Baytex Energy”), a wholly-owned subsidiary of Baytex, acquired all the issued and outstanding shares of a private company, a junior heavy oil producer with operational focus in east central Alberta through to west central Saskatchewan, for total consideration of $40.9 million (net of cash acquired). The acquisition has been accounted for as a business combination using the purchase method of accounting. The fair value of the assets acquired and liabilities assumed at the date of acquisition is summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Costs associated with acquisition	600
Total purchase price	$40,914
Allocation of purchase price:
Working capital	$286
Property, plant and equipment	50,540
Asset retirement obligations	(1,371)
Future income tax liability	(8,541)
Total net assets acquired	$40,914

5.	PETROLEUM AND NATURAL GAS PROPERTIES

	As at December 31
	2010	2009
Petroleum and natural gas properties	$4,229,713	$3,943,850
Accumulated depletion and depreciation	(2,546,063)	(2,280,098)
	$1,683,650	$1,663,752

In calculating the Canadian cost centre depletion and depreciation provision for 2010, $49.6 million (year ended December 31, 2009 – $47.7 million) of costs relating to undeveloped properties were excluded, while $643.1 million (year ended December 31, 2009 – $538.3 million) of future development costs were included in the calculation. In calculating the U.S. cost centre depletion and depreciation provision for 2010, $50.8 million (year ended December 31, 2009 – $77.0 million) of costs relating to undeveloped properties were excluded, while $136.8 million (year ended December 31, 2009 – $77.3 million) of future development costs were included for the calculation. No general and administrative expenses are capitalized.

Depletion and depreciation expense related to the Canadian and U.S. cost centres in 2010 were $258.2 million and $8.3 million respectively (year ended December 31, 2009 – $228.8 million and $4.2 million).

The net book value of petroleum and natural gas properties are subject to a ceiling test, which was calculated at December 31, 2010 using the following benchmark reference prices for the years 2011 to 2015 adjusted for commodity differentials specific to the Company:

	2011	2012	2013	2014	2015
WTI crude oil (US$/bbl)	88.40	89.14	88.77	88.88	90.22
AECO natural gas ($/mmBtu)	4.04	4.66	4.99	6.58	6.69
Exchange rate (USD/CAD)	0.932	0.932	0.932	0.932	0.932

The prices and costs subsequent to 2015 have been adjusted for estimated inflation at an estimated annual rate of 1.5 percent. Based on the ceiling test calculations, the Company’s estimated undiscounted future net cash flows associated with proved reserves plus the cost less impairment of unproved properties exceeded the net book value of the petroleum and natural gas properties.

6.	BANK LOAN

	As at December 31
	2010	2009
Bank loan	$303,773	$265,088

Baytex Energy has established credit facilities with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, Baytex Energy reached agreement with its lending syndicate to amend the revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term-out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of Baytex Energy’s assets. The weighted average interest rate on the bank loan for the year ended December 31, 2010 was 4.60% (December 31, 2009 – 4.42%).

7.	LONG-TERM DEBT

	As at December 31
	2010	2009
9.15% Series A senior unsecured debentures	$150,000	$150,000

On August 26, 2009, Baytex issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are subordinate to Baytex Energy’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, Baytex Energy redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to Baytex Energy’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accreted up to the principal balance at maturity using the effective interest method. Baytex Energy recorded accretion expense of $2.8 million for the year ended December 31, 2009. The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in interest expense upon redemption of the senior subordinated notes.

8.	CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	–	85	–
Balance, December 31, 2009	7,815	$7,736	$374
Conversion	(7,474)	(7,426)	(358)
Accretion	–	31	–
Repayment on maturity	(341)	(341)	(16)
Balance, December 31, 2010	–	$–	$–

In June 2005, Baytex issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures paid interest semi-annually and were convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. On the December 31, 2010 maturity date, the outstanding $0.3 million principal amount was repaid at par value.

The debentures were classified as debt net of the fair value of the conversion feature which was classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion accreted up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid were expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with the principal amount converted.

9.	ASSET RETIREMENT OBLIGATIONS

	As at December 31
	2010	2009
Balance, beginning of year	$54,593	$49,351
Liabilities incurred	769	1,320
Liabilities settled	(2,778)	(1,146)
Acquisition of liabilities	1,371	3,268
Disposition of liabilities	(840)	(146)
Accretion	4,515	4,184
Change in estimate(1)	(5,249)	(2,212)
Foreign exchange	(8)	(26)
Balance, end of year	$52,373	$54,593

(1)	Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The future amount of estimated cash flow required to settle the retirement obligations at an estimated annual inflation rate of 2.0% is $288.8 million. The amount of estimated cash flow required to settle the retirement obligations at December 31, 2010, discounted at a credit-adjusted risk free rate of 8.0% is $52.4 million.

10.	SHAREHOLDERS’/UNITHOLDERS’ CAPITAL

Unitholders’ Capital

	Number of Units	Amount
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	–	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	–	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931
Issued on conversion of debentures	507	7,784
Issued on exercise of unit rights	2,337	26,021
Transfer from contributed surplus on exercise of unit rights	–	8,600
Issued pursuant to distribution reinvestment plan	1,569	51,698
Exchanged for common shares, pursuant to the Arrangement	(113,712)	(1,390,034)
Balance, December 31, 2010	–	$–

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at December 31, 2010, no preferred shares have been issued by the Company.

Shareholders’ Capital

	Number of Common Shares	Amount
Balance, December 31, 2009	–	$–
Issued pursuant to the Arrangement	113,712	1,390,034
Balance, December 31, 2010	113,712	$1,390,034

11.	EQUITY BASED INCENTIVE PLANS

Long Term Incentive Plan

The Trust had a Trust Unit Rights Incentive Plan (the “Unit Rights Plan”) pursuant to which rights to acquire trust units (“unit rights”) were granted to eligible directors, officers, employees and other service providers of the Trust and its subsidiaries. The maximum number of trust units issuable pursuant to the Unit Rights Plan was a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which were issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units resulted in an increase in the number of trust units available for issuance under the Unit Rights Plan, and any exercises of unit rights made new grants available under the Unit Rights Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Unit Rights Plan. Under the Unit Rights Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date.

The Unit Rights Plan provided that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Unit Rights Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price. Effective October 25, 2010, the Unit Rights Plan was amended to provide holders of unit rights who are not subject to taxation in the United States with the ability to elect at the time of exercise to pay an exercise price per unit right equal to (i) the original exercise price reduced for distributions and dividends paid subsequent to grant date or (ii) the original exercise price.

Baytex recorded compensation expense of $8.3 million for the year ended December 31, 2010 (year ended December 31, 2009 – $6.4 million) related to the unit rights granted under the Unit Rights Plan.

Pursuant to the terms of the Unit Rights Plan, the Arrangement (as described in note 1) constituted a capital reorganization which resulted in each holder of unit rights exchanging such rights for equivalent rights to acquire common shares of Baytex (“share rights”) on a one-for-one basis on December 31, 2010. The share rights are subject to the terms of the Common Share Rights Incentive Plan of Baytex (the “Share Rights Plan”). The Share Rights Plan is substantially similar to the Unit Rights Plan other than amendments necessary to reflect:

(a)	the entitlement of holders to receive common shares instead of trust units;

(b)
the exercise price, as calculated for unit rights outstanding at the effective time of the Arrangement, will be carried forward under the Share Rights Plan and, if applicable, future adjustments to the exercise price after the completion of the Arrangement will be based on dividends paid on the common shares of Baytex rather than distributions paid on the trust units of the Trust; and

(c)	the administration of the Share Rights Plan will be carried out by Baytex as opposed to Baytex Energy.

As a result of the adoption of the Share Award Incentive Plan (as described below), no further grants will be made under the Share Rights Plan.

Baytex uses the binomial-lattice model to calculate the estimated weighted average fair value of $9.00 per unit right for unit rights issued during the year ended December 31, 2010 (year ended December 31, 2009 – $6.38 per unit right). The following assumptions were used to arrive at the estimate of fair values:

Years Ended December 31
	2010	2009
Expected annual exercise price reduction (on unit rights with a declining exercise price)	$2.16 - $2.40	$1.44 - $2.16
Expected volatility	43% - 44%	39% - 43%
Risk-free interest rate	1.99% - 3.02%	1.78% - 2.72%
Expected life of unit rights (years)(1)	Various	Various

(1)
The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected lives of share rights or unit rights. The maximum term is limited to five years by the Share Rights Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price(1)
Balance, December 31, 2008	8,449	$14.58
Granted(2)	1,844	24.87
Exercised	(2,059)	9.97
Forfeited	(114)	16.43
Balance, December 31, 2009	8,120	$16.68
Granted(2)	190	32.71
Exercised	(2,337)	11.13
Forfeited	(212)	20.35
Exchanged for share rights pursuant to the Arrangement	(5,761)	17.02
Balance, December 31, 2010	–	$–

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights	Weighted average exercise price(1)
Balance, December 31, 2009	–	$–
Issued pursuant to the Arrangement	5,761	17.02
Balance, December 31, 2010	5,761	$17.02

(1)	Weighted average exercise price reflects the exercise price at date of exchange.

The following table summarizes information about the share rights outstanding at December 31, 2010:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Distributions Subsequent to Grant Date
Price Range	Number Outstanding at December 31, 2010	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price	Number Outstanding at December 31, 2010	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
$6.88 to $13.00	10	$12.46	3.2	–	$–	1,395	$12.60	1.9	1,228	$12.70
$13.01 to $20.00	3,093	18.40	2.5	2,188	18.79	2,802	14.23	2.2	1,994	14.04
$20.01 to $27.00	1,283	22.50	1.4	1,090	22.29	1,206	24.84	3.9	398	24.84
$27.01 to $34.00	1,318	28.04	3.9	398	27.75	305	28.45	4.0	56	27.77
$34.01 to $41.00	54	36.97	4.7	–	–	50	36.80	4.7	–	–
$41.01 to $47.72	3	44.96	5.0	–	–	3	44.83	5.0	–	–
$6.88 to $47.72	5,761	$21.69	2.6	3,676	$20.79	5,761	$17.02	2.6	3,676	$14.97

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights(1)	(7,306)
Balance, December 31, 2009	$20,371
Compensation expense	8,344
Transfer from contributed surplus on exercise of unit rights(1)	(8,600)
Convertible debentures matured	16
Balance, December 31, 2010	$20,131

(1)	Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders’ capital.

Share Award Incentive Plan

In connection with the Arrangement, the unitholders of the Trust approved, at a special meeting held on December 9, 2010, the adoption by the Company effective January 1, 2011 of a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “Share Awards”) may be granted to the directors, officers, employees and other service providers of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

On January 11, 2011, the Compensation Committee of the Board of Directors approved the initial awards under the Share Award Incentive Plan. An aggregate of 228,853 performance awards and 360,847 restricted awards, with 50% to be granted effective January 18, 2011 and the remaining 50% to be granted in July 2011, were awarded to eligible directors, officers, employees and other service providers of the Company and its subsidiaries. The July 2011 grants are conditional on the grantee continuing to be a service provider to the Company or its subsidiaries.

The Company recorded no compensation expense for the year ended December 31, 2010 related to the Share Awards as none were granted during the year ended December 31, 2010.

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at December 31
	2010	2009
Balance, beginning of year	$(3,899)	$–
Foreign currency translation adjustment	(10,708)	(3,899)
Balance, end of year	$(14,607)	$(3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the translation of self-sustaining foreign operations. The Company’s foreign operations are considered to be “self-sustaining operations”, as they are financially and operationally independent of the Canadian operations. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date, while revenues and expenses are translated using the average exchange rate for the year ended December 31, 2010. Translation gains and losses are deferred and included in accumulated other comprehensive loss in shareholders’ equity and are recognized in net income when there has been a reduction in the net investment.

13.	NET INCOME PER COMMON SHARE AND PER TRUST UNIT

Baytex applies the treasury stock method to assess the dilutive effect of outstanding share rights or unit rights on net income per common share or trust unit. The trust units issuable on conversion of convertible debentures were included in the calculation of the diluted weighted average number of common shares or trust units outstanding:

	Years Ended December 31
	2010			2009
	Net income	Common shares	Net income per common share	Net income	Trust units	Net income per trust unit
Net income per common share or trust unit – basic	$177,631	111,450	$1.59	$87,574	104,894	$0.83
Dilutive effect of share rights or unit rights	–	3,673		–	1,697
Conversion of convertible debentures	297	397		502	655
Net income per common share or trust unit – diluted	$177,928	115,520	$1.54	$88,076	107,246	$0.82

For the year ended December 31, 2010, 0.1 million share rights (year ended December 31, 2009 – 1.6 million unit rights) were excluded in calculating the weighted average number of diluted common shares or trust units outstanding as they were anti-dilutive.

14.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Years Ended December 31
	2010	2009
Income before income taxes	$154,083	$68,487
Expected income tax expense at the statutory rate of 28.49% (2009 – 29.48%)	43,898	20,190
Increase (decrease) in income taxes resulting from:
Net income of the Trust prior to the Arrangement	(69,342)	(50,474)
Non-taxable portion of foreign exchange gain	(1,333)	(2,994)
Effect of change in income tax rate	(1,285)	601
Effect of change in opening tax pool balances	(6,373)	5,501
Effect of change in valuation allowance	–	(5,374)
Unit-based compensation	2,377	1,899
Other	(2)	194
Future income tax recovery	(32,060)	(30,457)
Current income tax expense	8,512	11,370
Income tax recovery	$(23,548)	$(19,087)

The components of the net future income tax liability are as follows:

	As at December 31
	2010	2009
Future income tax liabilities:
Petroleum and natural gas properties	$(205,104)	$(200,820)
Financial derivative contracts	(707)	(749)
Partnership deferral	(52,804)	–
Other	(2,920)	(5,438)
Future income tax assets:
Asset retirement obligations	13,480	13,929
Non-capital losses	225,888	13,185
Financial derivative contracts	2,390	418
Finance costs	2,665	220
Net future income tax liability-long-term(1)	$(17,112)	$(179,255)
Current portion of future income tax liability(2)	(3,756)	(8,683)
Current portion of future income tax asset(2)	5,480	1,371
Net future income tax liability-current	$1,724	$(7,312)
Net future income tax liability-total	$(15,388)	$(186,567)

(1)	Non-capital loss carry-forwards totaled $822.9 million (December 31, 2009 – $48.4 million) and expire from 2014 to 2030.

(2)	The current portion of future income tax asset and liability are derived from the current portion of financial derivative contracts.

In May 2010, Baytex acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of a future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

15.	INTEREST EXPENSE

Baytex incurred interest expense on its outstanding debts as follows:

	Years Ended December 31
	2010	2009
Bank loan and other	$12,530	$9,394
Long-term debt	13,725	22,578
Convertible debentures	415	713
Interest expense	$26,670	$32,685

16.	SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Years Ended December 31
	2010	2009
Current assets	$(13,336)	$(50,655)
Current liabilities	(2,661)	16,140
Foreign exchange	74	50
	$(15,923)	$(34,465)
Changes in non-cash working capital related to:
Operating activities	$(9,967)	$(27,878)
Investing activities	(5,956)	(6,587)
	$(15,923)	$(34,465)

Supplemental Cash Flow Information

Baytex made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Years Ended December 31
	2010	2009
Interest paid	$26,826	$33,002
Financing charges paid	$1,674	$5,278
Current income taxes paid	$8,439	$10,534

Foreign Exchange Gain

	Years Ended December 31
	2010	2009
Unrealized foreign exchange gain	$(8,999)	$(2,623)
Realized foreign exchange gain(1)	(149)	(20,201)
Foreign exchange gain	$(9,148)	$(22,824)

(1)
The retirement of the US$ senior subordinated notes on September 25, 2009 resulted in a realized gain of $51.0 million. Only $23.7 million of this gain is recognized in the twelve months ended December 31, 2009 as $27.3 million was reported in prior periods as an unrealized foreign exchange gain through the translation process at each period end.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, convertible debentures, financial derivative contracts and long-term debt.

Classification of Financial Instruments

Under GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan, convertible debentures and long-term debt, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. Baytex expenses all financial instrument transaction costs immediately.

Baytex classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company’s financial instruments on the consolidated balance sheets are classified into the following categories:

	December 31, 2010		December 31, 2009		Fair Value
	Carrying Value	Fair Value	Carrying Value	Fair Value	Measurement Hierarchy
Financial Assets
Held-for-trading
Cash	$–	$–	$10,177	$10,177	Level 1
Derivatives designated as held-for-trading	16,543	16,543	31,994	31,994	Level 2
Total held-for-trading	$16,543	$16,543	$42,171	$42,171
Loans and receivables
Accounts receivable	$151,792	$151,792	$137,154	$137,154	–
Total loans and receivables	$151,792	$151,792	$137,154	$137,154
Financial Liabilities
Held-for-trading
Derivatives designated as held-for-trading	$(29,171)	$(29,171)	$(6,068)	$(6,068)	Level 2
Total held-for-trading	$(29,171)	$(29,171)	$(6,068)	$(6,068)
Other financial liabilities
Accounts payable and accrued liabilities	$(179,269)	$(179,269)	$(180,493)	$(180,493)	–
Distributions payable to unitholders	(22,742)	(22,742)	(19,674)	(19,674)	–
Bank loan	(303,773)	(303,773)	(265,088)	(265,088)	–
Convertible debentures	–	–	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(163,875)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$(655,784)	$(669,659)	$(622,991)	$(643,479)

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – United States exchange rate.

At December 31, 2010, Baytex had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price(1)
Forward sales	January 1, 2010 to March 31, 2011	US$5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$5.0 million	1.0711
Forward sales	April 1, 2010 to March 31, 2011	US$1.0 million	1.0185
Forward sales	June 1, 2010 to June 30, 2012	US$1.0 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$3.0 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$3.0 million	1.0622
Forward sales	January 1, 2011 to August 31, 2012	US$1.0 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$1.5 million	1.0553
Forward sales	November 1, 2011 to October 31, 2013	US$1.0 million	1.0433

(1)	Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes due to changes in the fair value of the currency swaps, as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at December 31, 2010.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$2,469
Loss (gain) on other monetary assets/liabilities	1,741
Impact on income before income taxes and comprehensive income	$4,210

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
U.S. dollar denominated	US$ 72,663	US$ 67,389	US$ 230,723	US$ 198,690

Interest rate risk

The Company’s interest rate risk arises from its floating rate bank credit facilities. As at December 31, 2010, $303.8 million of the Company’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2010 by approximately $3.1 million. Baytex uses a combination of short-term and long-term debt to finance its operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At December 31, 2010, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at December 31, 2010, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized loss in year ended December 31, 2010 by approximately $3.7 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2010, a 10% increase would increase the unrealized loss at December 31, 2010 by $36.4 million, while a 10% decrease would decrease the unrealized loss at December 31, 2010 by $35.9 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2010, a 10% increase would increase the unrealized loss at December 31, 2010 by $1.9 million, while a 10% decrease would decrease the unrealized loss at December 31, 2010 by $2.0 million.

Financial Derivative Contracts

At December 31, 2010, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Time spread	January 2011	2,000 bbl/d	Dec 2011 less US$3.20	WTI
Fixed – Sell	January to June 2011	500 bbl/d	US$91.69	WTI
Price collar	July to December 2011	500 bbl/d	US$90.00 - 95.00	WTI
Price collar	Calendar 2011	1,000 bbl/d	US$90.00 - 98.00	WTI
Fixed – Sell	Calendar 2011	1,500 bbl/d	US$86.60	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$85.79	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$87.15	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$86.60	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$90.05	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$90.75	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 90.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 92.50	WTI
Price collar	Calendar 2011	500 bbl/d	US$87.50 - 92.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 - 92.20	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 - 92.30	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	WTI × 82.00%	WCS

Natural Gas	Period	Volume	Price/Unit	Index
Sold call	March 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$5.00	NYMEX
Fixed – Sell	July to December 2011	2,500 mmBtu/d	US$4.50	NYMEX
Fixed – Sell	July to December 2011	2,500 mmBtu/d	US$4.62	NYMEX
Basis swap	Calendar 2011	4,000 mmBtu/d	NYMEX less US$0.615	AECO
Basis swap	Calendar 2011	2,000 mmBtu/d	NYMEX less US$0.490	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX

Financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Years Ended December 31
	2010	2009
Realized gain on financial derivative contracts	$48,129	$80,818
Unrealized loss on financial derivative contracts	(38,194)	(54,810)
Gain on financial derivative contracts	$9,935	$26,008

Subsequent to December 31, 2010, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	March to December 2011	500 bbl/d	US$95.10	WTI
Fixed – Sell	March to December 2011	500 bbl/d	US$96.24	WTI
Fixed – Sell	March to December 2011	500 bbl/d	US$100.76	WTI
Fixed – Sell	March to December 2011	250 bbl/d	US$102.28	WTI
Fixed – Sell	March to December 2011	250 bbl/d	US$104.40	WTI
Price collar	March to December 2011	250 bbl/d	US$95.00 - 107.20	WTI
Price collar	March to December 2011	200 bbl/d	US$100.00 - 112.60	WTI
Time spread	March to December 2011	500 bbl/d	Dec 2013 plus US$1.40	WTI
Time spread	July 2011	2,500 bbl/d	Dec 2013 less US$2.75	WTI
Time spread	August 2011	2,500 bbl/d	Dec 2013 less US$2.31	WTI
Price collar	Calendar 2011	200 bbl/d	US$91.50 - 94.85	WTI
Price collar	Calendar 2011	200 bbl/d	US$92.50 - 96.65	WTI
Price collar	Calendar 2011	300 bbl/d	US$91.00 - 97.60	WTI
Fixed – Sell	Calendar 2011	200 bbl/d	US$93.20	WTI
Fixed – Sell	Calendar 2011	200 bbl/d	US$94.30	WTI
Fixed – Sell	Calendar 2011	300 bbl/d	US$94.45	WTI
Fixed – Sell	February 2011 to December 2012	500 bbl/d	US$98.33	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Fixed – Sell	March to June 2011	3,000 mmBtu/d	US$4.71	NYMEX
Fixed – Sell	July to December 2011	1,000 mmBtu/d	US$4.90	NYMEX

Physical Delivery Contracts

At December 31, 2010, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts do not meet the definition of a financial instrument; therefore, no asset or liability has been recognized in the financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit
LLK Blend	June to August 2011	2,000 bbl/d	WTI less US$14.75
WCS Blend	June to August 2011	500 bbl/d	WTI less US$15.50
WCS Blend	April to June 2011	2,000 bbl/d	WTI less US$15.80
WCS Blend	April to June 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	July to September 2011	2,000 bbl/d	WTI less US$15.60
WCS Blend	July to September 2011	1,000 bbl/d	WTI less US$16.00
LLB Blend	January to March 2011	2,000 bbl/d	WTI less US$15.00
LLB Blend	January to September 2011	1,000 bbl/d	WTI less US$15.25
WCS Blend	Calendar 2011	2,000 bbl/d	WTI less US$15.38
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.90%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	500 bbl/d	WTI less US$15.00
WCS Blend	Calendar 2012	2,000 bbl/d	WTI less US$16.50
WCS Blend	January to June 2013	3,000 bbl/d	WTI less US$17.00

Natural Gas	Period	Volume	Price/Unit
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 - 7.10
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$5.00

Subsequent to December 31, 2010, Baytex added the following physical delivery contracts:

Heavy Oil	Period	Volume	Price/Unit
WCS Blend	April to December 2011	2,000 bbl/d	WTI × 80.25%
WCS Blend	June to August 2011	1,000 bbl/d	WTI less US$17.00

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2010, Baytex had available unused bank credit facilities in the amount of $246.2 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$179,269	$179,269	$–	$–	$–
Distributions payable to unitholders	22,742	22,742	–	–	–
Bank loan(1)	303,773	–	303,773	–	–
Long-term debt(2)	150,000	–	–	–	150,000
	$655,784	$202,011	$303,773	$–	$150,000

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instrument.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. Baytex manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative contracts. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2010, $0.4 million was written-off in relation to balances already provided for in 2009 (year ended December 31, 2009 – $0.1 million write-off). As at December 31, 2010, a balance of $1.9 million (December 31, 2009 – $2.3 million) has been set up as allowance for doubtful accounts.

As at December 31, 2010, accounts receivable included a $4.8 million balance over 90 days (December 31, 2009 – $8.5 million) and considered past due.

18.	COMMITMENTS AND CONTINGENCIES

At December 31, 2010, Baytex had the following obligations under operating leases and processing and transportation agreements:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$55,645	$5,667	$5,687	$5,748	$6,066	$6,218	$26,259
Processing and transportation agreements	4,207	3,175	899	107	26	–	–
Total	$59,852	$8,842	$6,586	$5,855	$6,092	$6,218	$26,259

At December 31, 2010, the following physical power contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected usage requirements. Physical power contracts do not meet the definition of a financial instrument; therefore, no asset or liability has been recognized in the financial statements.

Power	Period	Volume	Price/Unit
Fixed – Buy	July 2010 to December 2011	0.2 MW	Cdn$49.11/MWh
Fixed – Buy	January to December 2011	0.2 MW	Cdn$47.71/MWh
Fixed – Buy	January to December 2011	0.2 MW	Cdn$46.75/MWh
Fixed – Buy	January to December 2011	0.3 MW	Cdn$45.46/MWh

Other

During 2009, Baytex implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with Baytex and the intrinsic value of reference share rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At December 31, 2010, a liability of $0.4 million has been accrued (December 31, 2009 – $0.1 million).

At December 31, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, Baytex Energy became liable for contingent consideration whereby an additional amount would be payable by Baytex Energy if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at December 31, 2010, additional payments totaling $9.6 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable, what amount, if any, of further payments will be required for the remaining year under this agreement; therefore, no accrual has been made.

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company’s financial position or reported results of operations.

19.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), and the principal amount of long-term debt and long-term bank loan. At December 31, 2010, total monetary debt was $502.2 million.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, Baytex may adjust the amount of its dividends, adjust its level of capital spending, issue new common shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Company’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, Baytex continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, its financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

Baytex is subject to financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. Baytex is in compliance with all financial covenants.

20.	SUBSEQUENT EVENTS

An agreement was reached on January 1, 2011 between Baytex Energy and its lending syndicate to increase the amount of the credit facilities to $625 million (from $550 million), to decrease its margins on advances based on the prime lending rate, bankers’ acceptance rates or LIBOR rates and to decrease standby fees. The credit facilities were further increased to $650 million (from $625 million) effective February 17, 2011.

On February 3, 2011, Baytex Energy completed the acquisition of heavy oil assets located in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan. The assets were acquired through a combination of a corporate acquisition of a private company and an asset acquisition. The total consideration for the acquisitions of $159.4 million (net of adjustments) was funded by drawing on Baytex Energy’s revolving credit facilities.

On February 17, 2011, Baytex Energy issued US$150 million in 10 year senior unsecured debentures at par bearing a coupon rate of 6.75%, and used the net proceeds from this issue to repay a portion of the amount drawn in Canadian currency on its credit facilities.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This information should be read in conjunction with the audited consolidated financial statements of Baytex Energy Corp. (“Baytex” or the “Company”) as at and for the periods ended December 31, 2010 and 2009. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are as described below:

Reconciliation of Net Income under Canadian GAAP to U.S. GAAP

		Years ended December 31
	Note	2010	2009
Net income – Canadian GAAP		$177,631	$87,574
Increase (decrease) under U.S. GAAP:
Depletion, depreciation and accretion	A,B	66,870	72,721
Interest, net	C	31	3,174
Financing charges		–	3,631
General and administrative	K	(600)	–
Unit-based compensation	G	(74,690)	(92,627)
Income tax expense	H	(24,488)	(34,541)
Net income – U.S. GAAP		$144,754	$39,932
Net income per common share or trust unit
Basic		$1.30	$0.38
Diluted		$1.27	$0.38
Weighted average common shares or trust units
Basic		111,450	104,894
Diluted		114,316	106,419

Condensed Consolidated Statements of Operations – U.S. GAAP

		Years ended December 31
	Note	2010	2009
Revenue
Petroleum and natural gas sales, net of royalties	I	$842,804	$659,105
Gain on financial derivative contracts		9,935	26,008
		852,739	685,113
Expenses
Operating	G	180,439	176,706
Transportation and blending		188,591	159,354
General and administrative	G,K	114,709	120,620
Interest	J	26,639	29,511
Financing charges		1,643	1,865
Foreign exchange gain		(9,148)	(22,824)
Depletion, depreciation and accretion	A,B	204,172	164,495
		707,045	629,727
Income before taxes		145,694	55,386
Income tax expense (recovery)
Current		8,512	11,370
Deferred	H	(7,572)	4,084
		940	15,454
Net income		144,754	39,932
Other comprehensive loss
Foreign currency translation adjustment		(10,697)	(3,951)
Comprehensive income		$134,057	$35,981

Consolidated Statements of Accumulated Deficit

		Years ended December 31
	Note	2010	2009
Deficit, beginning of the year		$(2,633,298)	$(1,206,793)
Net income		144,754	39,932
Distributions to unitholders	F	(243,383)	(164,040)
Adjustment for fair value of temporary equity	E	(1,754,562)	(1,324,447)
Adjustment for fair value of unit rights exercised	G	39,780	22,050
Deficit, end of the year		$(4,446,709)	$(2,633,298)

Condensed Consolidated Balance Sheets – U.S. GAAP

		As at December 31
		2010		2009
	Note	As Reported	U.S. GAAP	As Reported	U.S. GAAP
Assets
Current assets	M	$172,995	$172,995	$179,539	$179,539
Financial derivative contracts		2,622	2,622	2,541	2,541
Petroleum and natural gas properties	A,D,K	4,229,713	4,128,907	3,943,850	3,843,644
Accumulated depletion & depreciation	A	(2,546,063)	(3,201,382)	(2,280,098)	(3,002,832)
Petroleum and natural gas properties, net		1,683,650	927,525	1,663,752	840,812
Deferred charges	B	–	2,932	–	3,501
Future income tax asset	H	150,190	150,190	418	4,756
Goodwill		37,755	37,755	37,755	37,755
		$2,047,212	$1,294,019	$1,884,005	$1,068,904
Liabilities and Unitholders’ Equity
Current liabilities	C,M	$226,079	$226,079	$486,324	$486,403
Bank loan		303,773	303,773	–	–
Deferred credit		109,800	109,800	–	–
Long-term debt		150,000	150,000	150,000	150,000
Asset retirement obligations		52,373	52,373	54,593	54,593
Share-based payment liability	G	–	–	–	91,430
Future income tax liability	A,D,H	167,302	8,531	179,673	749
Financial derivative contracts		8,859	8,859	1,418	1,418
		1,018,186	859,415	872,008	784,593
Temporary equity	E	–	–	–	2,921,560
Shareholders’ capital	E,F	1,390,034	4,770,225	–	–
Unitholders’ capital	E,F	–	–	1,295,931	–
Conversion feature of convertible debentures	C	–	–	374	–
Contributed surplus	E,G	20,131	125,758	20,371	–
Accumulated other comprehensive loss		(14,607)	(14,670)	(3,899)	(3,951)
Deficit		(366,532)	(4,446,709)	(300,780)	(2,633,298)
		1,029,026	434,604	1,011,997	(2,637,249)
		$2,047,212	$1,294,019	$1,884,005	$1,068,904

Condensed Consolidated Statement of Cash Flows – U.S. GAAP

	Years ended December 31
	2010	2009
Operating activities:
Net income	$144,754	$39,932
Unit-based compensation	83,034	99,070
Depletion, depreciation and accretion	203,619	162,329
Amortization of deferred charges	553	2,166
Unrealized foreign exchange gain	(8,999)	(2,889)
Unrealized loss on financial derivative contracts	38,194	54,810
Deferred income tax (recovery) expense	(7,572)	4,084
Realized foreign exchange gain on redemption of long-term debt	–	(23,685)
Change in non-cash working capital	(9,967)	(27,878)
Asset retirement expenditures	(2,778)	(1,146)
	$440,838	$306,793
Cash (used in) from financing activities	$(114,890)	$7,210
Cash (used in) investing activities	$(335,436)	$(303,758)
Impact of foreign exchange on cash balances	$(689)	$(68)

(A)	Full Cost Accounting

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs, plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties. The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

Petroleum and natural gas properties under U.S. GAAP is summarized the following table:

	As at December 31
	2010	2009
Net book value
Canada	$791,541	$732,906
USA	135,984	107,906
	$927,525	$840,812

The costs of unproved properties included in the petroleum and natural gas properties on the balance sheet date December 31, 2010, which have been excluded from the depletion and ceiling test calculations, by year in which the costs were incurred are summarized in the following table:

	Total	2010	2009	Prior to 2009
Property acquisitions
Canada	$49,603	$17,340	$1,797	$30,466
USA	50,793	7,832	25,555	17,406
	$100,396	$25,172	$27,352	$47,872

The costs of unproved properties are amortized into the depletion base over five years for Canadian cost centre and three years for the U.S. cost centre. There were no major development projects that were excluded from the capitalized costs being amortized.

Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using forecast prices. Under U.S. GAAP, depletion is calculated by reference to proved reserves estimated using unescalated prices. The difference in proved reserves and the effect of prior years’ write-downs under U.S. GAAP have resulted in $86.7 million less depletion recorded under U.S. GAAP for the year ended December 31, 2010 (year ended December 31, 2009 – $81.2 million less depletion).

At December 31, 2010, Baytex’s capitalized costs of petroleum and natural gas properties in both the Canadian cost centre and U.S. cost centre did not exceed the full cost ceiling under U.S. GAAP. At June 30, 2010, the ceiling test in the U.S. cost centre resulted in a charge of $19.3 million. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes. At December 31, 2009, Baytex’s capitalized costs of petroleum and natural gas properties in the Canadian cost centre did not exceed the full cost ceiling under U.S. GAAP. The ceiling test in the U.S. cost centre resulted in a charge of $6.3 million.

(B)	Deferred Charges

Under Canadian GAAP, the Company elected to expense all financial instrument transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Under U.S. GAAP, transaction costs continue to be deferred and amortized over the expected term of the related financial asset or liability. Under U.S. GAAP, there is an asset of $2.9 million on the balance sheet at December 31, 2010 (December 31, 2009 – $3.5 million). For the year ended December 31, 2010 additional amortization expense of $0.6 million has been recognized in net income under U.S. GAAP (year ended December 31, 2009 – $2.2 million).

(C)	Convertible Debentures

Under Canadian GAAP, the Company’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component was recorded in the consolidated statements of income with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due December 31, 2010, on maturity.

Under U.S. GAAP, the convertible debentures in their entirety were classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP. As a result of the December 31, 2010 maturity, no equity was reclassified to liabilities as at December 31, 2010 (December 31, 2009 – $0.4 million) and $31 thousand of non-cash interest expense was reversed (December 31, 2009 – $0.1 million).

(D)	Step Acquisition on Exchange of Exchangeable Shares

Under Canadian GAAP, when the exchangeable shares are exchanged for common shares, the transaction is treated as a step acquisition whereby petroleum and natural gas properties are increased by the tax-effected difference between the fair value of the exchangeable shares and their carrying value. The offset is credited to future tax liability and common shares. Under U.S. GAAP the exchangeable shares are considered to be a component of temporary equity and therefore no business combination is considered to have occurred. The cumulative effect of the reversal of the step acquisition is a reduction in petroleum and natural gas properties of $62.0 million (December 31, 2009 – $70.4 million) and a decrease in future tax liability of $17.7 million (December 31, 2009 – $20.8 million).

(E)	Temporary Equity

The trust units contained a redemption feature which was required for Baytex to retain its mutual fund trust status for Canadian income tax purposes. The redemption feature of the trust units entitled the holder to redeem the trust units. However, the restrictions on redemption were not substantive enough for the trust units to be accounted for as a component of permanent unitholders’ equity under U.S. GAAP. In accordance with Accounting Standards Codification (“ASC”) 480 “Distinguishing Liabilities from Equity” (formerly, Emerging Issues Task Force D-98 “Classification and Measurement of Redeemable Securities”), the trust units were presented as temporary equity and recorded on the consolidated balance sheet at their redemption value.

Under Canadian GAAP, all trust units are classified as permanent equity. Changes in redemption value are charged or credited to accumulated deficit. Immediately prior to the conversion from an income trust to a corporation at December 31, 2010, in accordance with U.S. GAAP, the trust had recorded temporary equity in the amount of $4,770.2 million (December 31, 2009 – $2,921.6 million), which represented the estimated redemption value of the trust units at the balance sheet date. Prior to the conversion from an income trust to a corporation, the difference between the Trust’s temporary equity under U.S. GAAP and unitholders’ capital under Canadian GAAP was applied to accumulated deficit. The adjustments to accumulated deficit was a debit of $1,754.6 million (December 31, 2009 – debit of $1,324.4 million).

On December 31, 2010 the Trust effectively completed its conversion from an income trust to a corporation. Pursuant to the Arrangement, all outstanding trust units were exchanged for common shares of the Company. Under both Canadian and U.S. GAAP, this exchange was recorded at carrying value of the trust units outstanding at December 31, 2010. Due to the classification of Baytex’s trust units as temporary equity under U.S. GAAP, recorded at their redemption amount, the carrying value of shareholders’ equity varied between U.S. and Canadian GAAP. Prior to the Trust’s conversion to a corporation, Baytex had classified $4,770.2 million as temporary equity, in accordance with U.S. GAAP (which was reclassified to shareholders’ capital upon conversion).

(F)	Shareholders’/Unitholders’ Capital

Distributions declared for the year ended December 31, 2010 were $2.18 per trust unit (year ended December 31, 2009 – $1.56 per trust unit). The number of common shares outstanding as at December 31, 2010 was 113,712,158 (December 31, 2009 – 109,298,911 trust units). Under U.S. GAAP, the number of common shares issued and outstanding is required to be disclosed on the face of the balance sheet.

There were no costs relating to the issuance of common shares or trust units netted against shareholders’ or unitholders’ capital for the year ended December 31, 2010 (year ended December 31, 2009 – $5.1 million).

(G)	Unit-Based Compensation

Baytex had a Trust Units Rights Incentive Plan (the “Unit Rights Plan”), which was superseded by the Company’s Common Share Rights Incentive Plan (the “Share Rights Plan”) upon conversion from an income trust to a corporation as described in note 11. As the exercise price of the unit rights granted under the Unit Rights Plan were subject to downward revisions from time to time, the Unit Rights Plan was a variable compensation plan under U.S. GAAP. Under ASC 718 – “Compensation – Stock Compensation” (formerly, SFAS No. 123R “Share-Based Payments”), the Company must account for compensation expense based on the fair value at report date of unit rights granted under the Unit Rights Plan, and unlike Canadian GAAP, must allocate the compensation expense between grants issued to operations and general and administrative staff respectively. The fair value of the unit rights has been determined using a binomial-lattice model.

The modification of the awards plan from the Unit Rights Plan to the Share Rights Plan resulted in a change from liability awards to equity awards. The Share Rights Plan under ASC 718 would require reclassifying the fair value of share rights as at December 31, 2010 of $125.8 million from share based liability to contributed surplus. No additional compensation expense was recorded for the year ended December 31, 2010 as a result of the modification. The expense recognized from the date of modification over the remainder of the vesting period is determined based on the fair value of the reclassified equity awards as at the date of modification.

Prior to the conversion to a corporation, the Unit Rights Plan was classified as a liability and the unit rights were fair valued at each reporting date. Compensation expense for the Unit Rights Plan was recognized in income until settlement date based on the reporting date fair value and the portion of the vesting period that has transpired. The accounting for compensation expense for the Unit Rights Plan results in a difference between Canadian and U.S. GAAP, as Baytex classifies the Unit Rights Plan as equity awards and uses the grant date fair value method to account for its unit compensation expense under Canadian GAAP. Under U.S. GAAP compensation expense increased by $74.7 million for the year ended December 31, 2010 (December 31, 2009 – increased by $92.6 million) resulting in an expense of $83.0 million (December 31, 2009 – $99.1 million). The allocation between operating and general and administrative expenses under U.S. GAAP for the year ended December 31, 2010 was $8.7 million and $74.3 million respectively (year ended December 31, 2009 – $13.5 million and $85.6 million). Difference in fair value of unit rights under U.S. GAAP resulted in an adjustment to accumulated deficit upon exercise of unit rights for the year ended December 31, 2010 for a credit of $39.8 million (December 31, 2009 – credit of $22.1 million).

The Company used the binomial-lattice model to calculate the estimated weighted average grant date fair value of $9.00 per unit right for unit rights issued during the year ended December 31, 2010 (year ended December 31, 2009 – $6.38 per unit right). The following assumptions were used to arrive at the estimate of fair values:

	Years Ended December 31
	2010	2009
Expected annual exercise price reduction (on unit rights with declining exercise price)	$2.16 - $2.40	$1.44 - $2.16
Expected volatility	43% - 44%	39% - 43%
Risk-free interest rate	1.99% - 3.02%	1.78% - 2.72%
Forfeiture rate	4.6%	10.0%
Expected life of unit rights (years)(1)	Various	Various

(1)
The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected lives of share rights or unit rights. The maximum term is limited to five years by the Share Rights Plan.

The following table is a summary of the status of the unvested share rights or unit rights as of December 31, 2010 and 2009 and changes during the years then ended:

	Number of unvested share rights or unit rights	Weighted average grant date fair value
Unvested, December 31, 2008	4,669	$3.03
Granted	1,844	$6.38
Vested	(2,227)	$3.38
Forfeited	(114)	$3.00
Unvested, December 31, 2009	4,172	$4.32
Granted	190	$9.03
Vested	(2,065)	$3.67
Forfeited	(212)	$3.81
Unvested, December 31, 2010	2,085	$4.49

As of December 31, 2010, there was $22.7 million of total unrecognized compensation cost (December 31, 2009 – $36.0 million) related to unvested share rights or unit rights; the cost is expected to be recognized over a weighted average period of 1.1 years. The total fair value of share rights or unit rights vested during the year ended December 31, 2010 was $39.6 million (year ended December 31, 2009 – $37.0 million).

The intrinsic value of a share right or unit right is the amount by which the current market value of the underlying common share or trust unit exceeds the exercise price of the share right or unit right.

The following tables summarize information related to share rights or unit rights activity during the years ended December 31, 2010 and 2009:

	Number of share rights or unit rights	Weighted average exercise price(1)	Weighted average remaining contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2009	8,120	$16.68	3.1	$105,720
Granted	190	32.71	4.3	36
Exercised	(2,337)	11.13	1.1	56,265
Forfeited	(212)	20.35	2.9	2,583
Outstanding, December 31, 2010	5,761	$17.02	2.6	$170,483
Exercisable, December 31, 2010	3,676	$14.97	2.1	$116,310
Expected to vest	1,989	$20.63	3.5	$51,681

	Number of unit rights	Weighted average exercise price(1)	Weighted average remaining contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2008	8,449	$14.58	3.3	$16,277
Granted	1,844	24.87	4.7	–
Exercised	(2,059)	9.97	1.5	29,468
Forfeited	(114)	16.43	3.2	508
Outstanding, December 31, 2009	8,120	$16.68	3.1	$105,720
Exercisable, December 31, 2009	3,948	$13.22	2.1	$65,078
Expected to vest	3,755	$19.96	4.0	$36,578

(1)
Exercise price reflects the grant price less the reduction in exercise price as discussed above. During 2009, Baytex modified the terms of certain share rights or unit rights to re-set the exercise price to the greater of the original grant price and the closing price of the share rights or unit rights on trading day prior to the date of grant. This modification resulted in an increase of the weighted average exercise price per share right or unit right from $16.49 to $16.68.

(H)	Income Taxes

Under U.S. GAAP, enacted tax rates are used to calculate current and future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheets – U.S. GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The unrecognized tax benefits of the Company are disclosed below:

Unrecognized tax benefits, December 31, 2008	$3,600
Gross decrease for tax positions taken during a prior period	61
Gross increase for tax positions taken during a prior period	–
Gross decrease for tax positions taken during the current period	–
Gross increase for tax positions taken during the current period	(566)
Reductions due to lapse of applicable statute of limitations	(175)
Unrecognized tax benefits, December 31, 2009	$2,920
Gross decrease for tax positions taken during a prior period	–
Gross increase for tax positions taken during a prior period	–
Gross decrease for tax positions taken during a current period	(25)
Gross increase for tax positions taken during the current period	33,961
Reductions due to lapse of applicable statute of limitations	(904)
Unrecognized tax benefits, December 31, 2010	$35,952

All of the Company’s unrecognized tax benefits at December 31, 2010, if recognized, would affect Baytex’s effective income tax rate. The Company does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its consolidated financial statements.

Baytex recognizes interest and penalties related to uncertain tax positions in a component of interest expense. Interest expense for the year ended December 31, 2010 did not include any interest and penalties related to taxation amounts (December 31, 2009 – $0.3 million). There are no accruals of interest and penalties as at December 31, 2010 and 2009 on the balance sheet.

Baytex and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. Baytex may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year. For the Canadian federal and provincial income tax matters, the open taxation years range from 2005 to 2010. The U.S. federal statute of limitations for assessment of income tax is generally closed for the taxation years through 2005. In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state. The federal tax authorities are currently auditing the income tax returns of two of Baytex’s U.S. subsidiaries for the 2008 taxation year.

(I)	Petroleum and Natural Gas Revenues

Under U.S. GAAP, petroleum and natural gas revenues are required to be presented net of royalties, excise and sales taxes to governments and other mineral interest owners.

(J)	Interest

Under U.S. GAAP, interest income should be disclosed separately from interest expense on the face of the income statement. For the year ended December 31, 2010, interest income netted against the interest expense was $8 thousand (year ended December 31, 2009 – $0.1 million).

(K)	Business Combinations

On May 26, 2010, Baytex completed an acquisition of a private company for a total consideration of $40.9 million funded with debt. Under U.S. GAAP, the cost associated with the acquisition of $0.6 million has been expensed as incurred.

(L)	Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(M)	Additional Disclosures

1.	The components of accounts receivable are as follows:

	As at December 31
	2010	2009
Petroleum and natural gas sales and accrual	$120,116	$107,657
Joint venture	30,536	28,581
Prepaid, deposits and other	2,993	3,252
Less: allowance for doubtful accounts	(1,853)	(2,336)
	$151,792	$137,154

2.	The components of inventory are as follows:

	As at December 31
	2010	2009
Petroleum and condensates	$1,744	$1,217
Other	58	167
	$1,802	$1,384

3.	The components of accounts payable and accrued liabilities are as follows:

	As at December 31
	2010	2009
Trade payables	$80,968	$81,387
Joint venture	12,284	23,564
Petroleum and natural gas accrued liabilities	71,502	63,500
Other	14,515	12,042
	$179,269	$180,493

(N)	Commitments and Contingencies

For the year ended December 31, 2010, the Company recorded an expense for operating leases of $4.9 million (year ended December 31, 2009 – $2.9 million). The operating leases have expiration dates ranging from February 2011 to April 2020.

(O)	Supplemental Information

Change in Non-Cash Working Capital Items

	Years ended December 31
	2010	2009
Operating activities
Accounts receivable	$(8,079)	$(39,565)
Crude oil inventory	(418)	(1,052)
Accounts payable and accrued liabilities	(1,544)	12,689
Foreign exchange on working capital	74	50
	(9,967)	(27,878)
Investing activities
Accounts receivable	(4,839)	(10,038)
Accounts payable and accrued liabilities	(1,117)	3,451
	(5,956)	(6,587)
	$(15,923)	$(34,465)

(P)	Recent Developments in U.S. Accounting

The following accounting pronouncement was adopted during 2010:

Amendments to Consolidation of Variable Interest Entities – intended to address (1) the effects on certain consolidation provisions as a result of the elimination of the concept of qualifying special-entities and (2) constituent concerns about the application of certain consolidation provisions including those in which the accounting and disclosures do not always provide timely and useful information about and enterprise’s involvement in a variable interest entity. The adoption of the provisions on January 1, 2010 did not have any impact to the Company’s consolidated results of operations, financial position or cash flows.

Future accounting pronouncements:

IFRS financial statements – the U.S. Securities and Exchange Commission has issued final rules to accept from foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board without reconciliation to U.S. GAAP. Baytex, as a foreign private issuer, adopted IFRS on January 1, 2011.